FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 27, 2002

BIOMIRA INC.
(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X (for past years)	Form 40-F X (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

QUARTERLY REPORT TO SHAREHOLDERS:

2002 Second Quarter Report

Corporate Update

Annual General Meeting Highlights Conceivable Scenarios for THERATOPE® vaccine at Interim Analysis

The Annual General Meeting (AGM) was held in Toronto, Ontario on May 22, 2002. Milestones for THERATOPE® vaccine and other product candidates were discussed.

The final analysis of data from the Phase III clinical trial of THERATOPE® vaccine in metastatic breast cancer is expected to commence in the fourth quarter of 2003. An interim analysis is planned to commence in the third quarter of 2002. Both analyses are event driven.

The role of the Data Safety Monitoring Board (DSMB) in the interim analysis process was explained to the shareholders at the AGM. The DSMB, which is comprised of independent physicians and a statistician, will make a recommendation to both Biomira and its collaborator, Merck KGaA of Darmstadt, Germany, following their review of interim data. Both Companies remain blinded to the data until after the DSMB makes its recommendation. The two primary study endpoints being reviewed include prolongation in survival and time to disease progression.

Three conceivable scenarios for the interim analysis were discussed at the AGM:

1.	The Companies remain blinded to all of the data and the DSMB recommends continuing the trial to the final analysis.

2.	The Companies plan to discuss the available interim data with the North American and European regulatory authorities to determine if there is an opportunity for an early marketing application if the data are compelling.

3.	The final and unlikely scenario is that the trial is halted, by charter of the DSMB, if it is determined that THERATOPE® vaccine causes safety concerns or the patients on the vaccine arm are disadvantaged in comparison to the control arm.

The Companies are confident that the THERATOPE® vaccine trial is extensive, well controlled and well designed. While the Companies certainly hope that the outcome of the interim analysis will lead to discussions with regulatory authorities, the Companies will not speculate on the results of the interim analysis.

The two Companies are also discussing initiating smaller trials utilizing THERATOPE® vaccine in the months to come.

A Phase II pilot study using THERATOPE® vaccine, enrolling 20 colorectal cancer patients is ongoing at the Cross Cancer Institute in Edmonton, Alberta and is expected to complete enrolment by year-end.

BLP25 Vaccine: Enrolment continues in a 166-patient randomized and controlled Phase IIb study utilizing BLP25 vaccine in patients with metastatic non-small cell lung cancer (NSCLC). Patients are being enrolled in both Canada and the United Kingdom. The trial endpoints are safety, survival and quality of life. The trial is expected to complete enrolment by the end of 2002. A DSMB review of safety data from the first 100 patients was recently announced, recommending continuation of the trial as planned.

BLP25 vaccine is also being tested in a Phase II pilot study in patients with prostate cancer. The purpose of the trial is to determine whether BLP25 vaccine can affect the serum marker prostate specific antigen (PSA). The study will follow patients to see if PSA levels, usually indicative of growing cancer, can be reduced or stabilized.

2002 Corporate Goals

The corporate goals outlined at the AGM were:

*	Complete the DSMB Review of the first 100 patients following eight weeks of treatment on the Phase IIb BLP25 vaccine NSCLC trial (announced in July 2002)

*	Initiate interim analysis for THERATOPE® vaccine Phase III trial (on track for Q3/2002)

*	Complete enrolment in the THERATOPE® vaccine Phase II pilot study in colorectal cancer, the BLP25 vaccine Phase IIb study in NSCLC and the Phase II pilot study in prostate cancer (all on track to complete enrolment prior to the end of 2002).

Biomira Announced U.S. $150 Million Shelf Registration

Biomira put a U.S. $150 million shelf registration in place on April 30, 2002. This financing vehicle will be effective for approximately 25 months. The purpose of putting the shelf registration in place is to ensure mechanisms are available to allow the Company to take advantage of favourable financing opportunities, should they arise, in a timely manner.

As Biomira moves toward commercialization, it is important to have the appropriate cash available to respond to potential marketing requirements. Biomira also has to ensure adequate funding is available for future pipeline and product candidate development.

Biomira Presents at Vaccine Meetings in Europe and the U.S.

In June, Guy Ely, MD, Vice President of Clinical and Regulatory Affairs presented at the Therapeutic Vaccines European Congress 2002 in London, England. The presentation was entitled “THERATOPE® vaccine – A Case Study of the Journey from Bench Top to the Final Phase of Clinical Testing.”

Joanne Parker, PhD, Director of Immunology, chaired the 2nd Annual Cancer Vaccines Conference in San Diego, CA, June 26-28, 2002. During this meeting, Robert Aubrey, Vice President of Marketing and Business Development presented “Developing Strategic Partnerships for the Development of Cancer Vaccines.”

Biomira Sponsors American Society of Clinical Oncology’s (ASCO) Young Investigator Award

At this year’s ASCO meeting in Orlando, FL, Biomira sponsored the Young Investigator’s Award presented to Dr. Edward S. Kim of the University of Texas, M.D. Anderson Cancer Center. The Award provides grant funds to promising investigators to encourage and promote quality research in clinical oncology. Although not part of a cancer vaccine program, Dr. Kim’s work is aligned with Biomira’s aim to contribute to overall cancer care, which could lead to improved quality of life and duration of survival for patients.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated financial statements and accompanying notes.

Overview

Biomira Inc. (“Biomira” or “the Company”) is a product-focused biotechnology company applying its proprietary immunology and organic chemistry technologies for the development of therapeutic cancer vaccines. The Company’s lead product candidate, THERATOPE® vaccine, is currently being tested in a Phase III clinical trial for metastatic breast cancer. The Company’s commitment to the development of products for the treatment of cancer is focused on innovative strategies for immunotherapeutic treatment of cancer.

Results of Operations

Financial results for the second quarter reflect a consolidated net loss from operations of $7.8 million and $0.18 per share compared to $11.0 million and $0.22 per share, for the same period in 2001. For the six months ended June 30, 2002, the net loss of $15.4 million and $0.34 per share is $7.5 million or 33% lower than the loss of $22.9 million and $0.45 per share for the same period last year. The lower loss in 2002 results mainly from an $8.6 million reduction of research and development expenditures, offset by $1.1 million in market development costs.

Revenues

Lower contract research and development revenues for the quarter, totaling $0.9 million compared to $1.7 million for the same period in 2001, are the result of lower funding payments received from Merck KGaA due to winding down of the current THERATOPE® vaccine Phase III trial. Licensing revenues from collaborative agreements, which represent the amortization of upfront payments received from Merck KGaA, are higher due to the fact that the previous year included only two months of transactions.

Research and Development

Research and development expenditures of $7.1 million for the second quarter, compared to $11.3 million for the same period in 2001, represent a decrease of $4.2 million or 37%. The six-month results for 2002 and 2001 are $13.7 million and $22.3 million, respectively. The lower level of expenditures can be attributed to the winding down of the THERATOPE® vaccine Phase III trial and earlier announced suspension of the autologous vaccine and Liposomal Interleukin-2 (L-IL-2) clinical trial programs.

General and Administrative

General and administrative expenses include payroll and administrative costs for employees and activities not directly related to research and development. The lower spending in 2002 is partially due to administrative savings from the suspension of the programs described earlier.

Marketing and Business Development

Marketing and business development expenses are new expenditures in 2002 relating to the development of Biomira’s internal marketing capabilities and co-funding with Merck KGaA of prelaunch initiatives leading up to the potential worldwide commercialization of THERATOPE® vaccine.

Investment and Other Income

For the three and six months ended June 30, 2002, investment income decreased from the same periods last year due to declining market yields related to lower interest rates and a smaller portfolio balance.

Liquidity and Capital Resources

Biomira’s cash reserves as at June 30, 2002 include $60.1 million in cash and short-term investments. In the second quarter, the Company drew down $1.6 million, and an aggregate of $2.0 million year to date, under its existing equity line agreement. Approximately 3.3 million shares are still available for future drawdown under the terms of the equity line agreement, which expires June 8, 2003.

During the second quarter, the Company made interest and principal repayments of $4.3 million, and aggregate payments of $7.5 million for the six months of 2002, under the terms of the convertible debenture agreement. To date, these repayments have been in cash rather than in common shares.

Outlook

Until such time as THERATOPE® vaccine receives regulatory approval and is commercialized, Biomira will continue to incur operating losses.

Biomira has sufficient cash to complete the THERATOPE® vaccine Phase III clinical trial and analysis. However, over the longer term, Biomira’s ability to raise capital will depend on successful commercialization of its lead product; the Company’s prospects and equity market conditions allowing financing on acceptable terms; the costs and timelines required to obtain regulatory approval for its products; the ability to patent and defend its intellectual property; timely progression of clinical studies; and timely and successful outcomes through advancement of its pipeline.

Risks and Uncertainties

As described in the Outlook, the primary risks and uncertainties facing Biomira are the successful regulatory approval of THERATOPE® vaccine and the Company’s ability to raise capital over the long term. Other operating risks and uncertainties have not changed significantly from those disclosed in the Company’s 2001 annual report in the Management’s Discussion and Analysis.

Forward Looking Statements

This report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses, efficacy, safety and clinical benefit of products, timing and results of regulatory clearances, timing of product launches in different markets, adequacy of financing and reserves on hand, and the achievement of contract milestones. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a complete account of our official corporate documents filed in the United States and Canada, you are encouraged to review documents filed with the securities regulators.

Alex McPherson, MD, PhD
President and Chief Executive Officer

Share Registrars and Transfer Agents		Stock Listings and Symbols:

Computershare Trust	Computershare Trust	Toronto Stock Exchange
Company of Canada	Company Inc.	BRA
600, 530 – 8th Ave. S.W.	P.O. Box 1596
Calgary, AB T2P 3S8	Denver,Colorado 80201	Nasdaq National Market
Canada	USA	BIOM

ABOUT BIOMIRA

Biomira Inc. is a biotechnology company applying its leading technology in immunotherapy and organic chemistry for the development of cancer therapeutics. The Company’s commitment to the development of products for the treatment of cancer is currently focused on synthetic therapeutic vaccines and innovative strategies for immunotherapy of cancer. Biomira’s lead cancer vaccine product candidates are THERATOPE® therapeutic vaccine and BLP25 vaccine. We are The Cancer Vaccine People™.

Contact: Jane Tulloch
Director, Investor Relations
780 490-2812 ir@biomira.com

We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext. 277.

CONSOLIDATED BALANCE SHEETS
(Canadian dollars, in thousands)

	(Unaudited)	(Audited)
	June 30	December 31
	2002	2001

ASSETS
Current
Cash and cash equivalents	$13,221	$22,789
Short-term investments	46,904	62,343
Accounts receivable	1,094	1,386
Prepaid expenses	795	469

	62,014	86,987
Capital assets (net)	1,827	2,202

	$63,841	$89,189

LIABILITIES
Current
Accounts payable and accrued liabilities	$9,529	$13,999
Accrued interest on convertible debentures	54	245
Current portion of deferred revenue	1,053	1,053
Current portion of capital lease obligation	191	233

	10,827	15,530

Deferred revenue	8,252	8,778

Capital lease obligation	194	263

Class A preference shares	30	30

	19,303	24,601
SHAREHOLDERS’ EQUITY
Share capital (Note 3)	326,322	323,597
Convertible debentures (Note 4)	17,471	22,206
Contributed surplus	8,901	8,901
Deficit	(308,156)	(290,116)

	44,538	64,588

	$63,841	$89,189

CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30

	2002	2001	2002	2001

REVENUE
Contract research and development	$947	$1,742	$1,939	$1,742
Licensing revenue from collaborative agreements	263	176	526	176
Licensing, royalties and other revenue	183	325	183	615

	1,393	2,243	2,648	2,533

EXPENSES
Research and development	7,114	11,295	13,693	22,290
General and administrative	2,139	2,592	3,853	4,211
Marketing and business development (Note 5)	172	—	1,066	—
Amortization of capital assets	257	302	500	587

	9,682	14,189	19,112	27,088

OPERATING LOSS	(8,289)	(11,946)	(16,464)	(24,555)
Investment and other income	481	976	1,134	1,800
Interest expense	(11)	(9)	(25)	(19)

LOSS BEFORE INCOME TAXES	(7,819)	(10,979)	(15,355)	(22,774)
Income tax provision	(9)	(28)	(46)	(121)

NET LOSS	$(7,828)	$(11,007)	$(15,401)	$(22,895)

BASIC & DILUTED LOSS PER SHARE (Note 6)	$(0.18)	$(0.22)	$(0.34)	$(0.45)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	52,633	50,653	52,633	50,653

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30

	2002	2001	2002	2001

DEFICIT, BEGINNING OF PERIOD	$(298,916)	$(263,080)	$(290,116)	$(251,192)
Net loss for the period	(7,828)	(11,007)	(15,401)	(22,895)
Accretion of convertible debentures	(1,264)	—	(2,228)	—
Interest and carrying charges on convertible debentures	(148)	—	(411)	—

DEFICIT, END OF PERIOD	$(308,156)	$(274,087)	$(308,156)	$(274,087)

CONSOLIDATED STATEMENTS OF CASHFLOW
(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30

	2002	2001	2002	2001

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net loss	$(7,828)	$(11,007)	$(15,401)	$(22,895)
Add items not affecting cash:
Amortization of capital assets	257	302	500	587
Unrealized foreign exchange (gain) loss included in cash and cash equivalents	146	401	146	400
Net change in non-cash balances from operations	(2,383)	10,120	(5,031)	10,355

	(9,808)	(184)	(19,786)	(11,553)

INVESTING
Decrease in short-term investments	2,856	10,350	15,439	13,048
Purchase of capital assets	(109)	(209)	(124)	(250)

	2,747	10,141	15,315	12,798

FINANCING
Proceeds on issue of common shares, net of issue costs	1,834	25,905	2,725	28,455
Financing costs of convertible debentures	—	—	(24)	—
Principal repayment on convertible debentures	(4,134)	—	(6,945)	—
Interest on convertible debentures	(194)	—	(595)	—
Repayment of capital lease obligation	(54)	(46)	(112)	(94)

	(2,548)	25,859	(4,951)	28,361

Effect of exchange rate fluctuations on cash and cash equivalents	(146)	(401)	(146)	(400)

(DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(9,755)	35,415	(9,568)	29,206

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	22,976	3,372	22,789	9,581

CASH AND CASH EQUIVALENTS, END OF PERIOD	$13,221	$38,787	$13,221	$38,787

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid	$11	$9	$25	$21
Amount of income taxes paid	$—	$—	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

1.	Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2001, except as noted below. Comparative figures for prior periods have been restated to conform to the current presentation.

Omitted from these statements are certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian GAAP. The financial statements and notes presented should be read in conjunction with the audited financial statements for the year ended December 31, 2001 filed with the appropriate securities commissions.

2.	Changes in Accounting Policy

a) Foreign currency translation

Effective January 1, 2002, the Company adopted the recommendations of revised CICA Handbook Section 1650 Foreign Currency Translation, which eliminates the deferral and amortization of unrealized exchange gains on long-term monetary items, requiring instead that they be recognized in income in the period that they occur. There is no material impact on the financial statements resulting from this change either in the current period or the prior period presented.

b) Stock-based compensation

Effective January 1, 2002, the Company adopted new CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires disclosure of pro forma earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value-based method for employee awards. Any consideration paid by the option holders to purchase shares is credited to share capital. If share options are repurchased from holders, the consideration paid is charged to retained earnings. There is no effect on the financial statements of either the current period or prior period presented (see Note 7).

c) Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted on a prospective basis new CICA Handbook Section 3062 Goodwill and Other Intangible Assets, whose provisions replace the amortization of goodwill and indefinite life assets with requirements for an annual impairment test. Any material decline in fair value from carrying value will be charged to expense in the period that impairment has been determined. There is no material impact on the financial statements resulting from this change either in the current period or the prior period presented.

3.	Share Capital

The following table presents share information for the period ended:

	Six Months Ended June 30

Common Shares	2002	2001

Common shares, beginning of period	52,377	49,736
Issued under Merck CSPA	—	1,912
Issued under equity line CSPA	418	426
Issued under exercise of stock options	187	204

Common shares, end of period	52,982	52,278

Stock options

Stock options, beginning of period	4,225	4,105
Granted	201	34
Exercised	(187)	(204)
Cancelled	(369)	(52)

Stock options, end of period	3,870	3,883

Stock options are exercisable at a range of exercise prices from $2.30 to $23.10 per share.

Warrants

There were no transactions relating to warrants during the period.

4.	Convertible Debentures

Under the terms of the convertible debenture agreement dated September 26, 2001, the Company elected to pay the April through June obligations in cash in the aggregate amount of $4,328 (2001 — nil). Aggregate payments for the 6 months ended June 30, 2002 were $7,540 (2001 — nil). The July obligation was paid in cash as well.

As at June 30, 2002, the common equity component of the convertible debentures was $14,133 (2001 — nil) and the purchase warrants component was $3,338 (2001 - nil), for an aggregate amount of $17,471 (2001 — nil).

5.	Marketing and Business Development

Under the terms of the collaborative agreements, the Company and Merck KGaA (Merck) agreed to co-funding of marketing and business development expenditures relating to North American marketing and co-promotion, which include pre-launch activities leading to commercialization. The parties reconcile such joint development costs on a quarterly basis, and when it results in funding payments to Merck, the Company records such nonrefundable amounts as Marketing and Business Development expense.

6.	Loss per Share

Under CICA Handbook Section 3500 Earnings Per Share, basic and diluted loss per share has been calculated as follows:

	Three Months Ended		Six Months Ended
	June 30		June 30

	2002	2001	2002	2001

Net loss, as reported	$(7,828)	$(11,007)	$(15,401)	$(22,895)

Convertible debentures accounted for as equity:
Accretion of convertible debentures	(1,264)	—	(2,228)	—
Interest and carrying charges on convertible debentures	(148)	—	(411)	—

Net loss to common shareholders	$(9,240)	$(11,007)	$(18,040)	$(22,895)

Weighted-average shares outstanding	52,633	50,653	52,633	50,653

Basic and diluted loss per share	$(0.18)	$(0.22)	$(0.34)	$(0.45)

7.	Stock-Based Compensation

As permitted by CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, the Company has elected to continue measuring compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant.

Had compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations for the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the period:

Dividend rate	0.0%
Annualized volatility	76.73%
Risk-free interest rate	4.80%
Expected life of options in years	6.0

	Three Months Ended	Six Months Ended
	June 30, 2002	June 30, 2002

Net loss to common shareholders (Note 6)	$(9,240)	$(18,040)
Compensation expense	(16)	(50)

Pro forma net loss	$(9,256)	$(18,090)

Pro forma basic and diluted loss per share	$(0.18)	$(0.34)

Pro forma amounts may not be indicative of actual future values due to the fact that the fair value of options granted must be amortized over the vesting period, and additional options may be granted in future years.

8.	Segmented Information

The Company is engaged worldwide in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Revenue, amortization and capital assets by geographic region for the periods indicated are as follows:

	Three Months Ended		Six Months Ended
	June 30		June 30

	2002	2001	2002	2001

Revenue from operations in
Canada	$224	$319	$268	$609
United States	—	6	—	6
Barbados	1,060	1,845	2,162	1,845
Europe	109	73	218	73

	$1,393	$2,243	$2,648	$2,533

Amortization of capital assets in
Canada	$168	$221	$327	$437
United States	89	81	173	150

	$257	$302	$500	$587

Capital assets in
Canada			$942	$1,272
United States			885	942

			$1,827	$2,214

The Company derives significant revenue from certain customers. The number of customers which individually account for more than 10 per cent of revenue and total revenue from transactions with those customers are as follows:

	Number of Customers	Revenue

2002	1	$2,466
2001	2	2,344

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: August 27, 2002	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance

Exhibit Index

Exhibit No	Description

99.1	Certification of the Company’s Chief Executive Officer relating to the financial statements as of June 30, 2002 and incorporated as part of the Second Quarterly Report to Shareholders, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of the Company’s Chief Financial Officer relating to the financial statements as of June 30, 2002 and incorporated as part of the Second Quarterly Report to Shareholders, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002